EXHIBIT 3.184

OPERATING AGREEMENT

OF

TUCSON LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT, dated as of the 3rd day of June, 1996, by and among Tucson Limited Liability Company, Wade S. McClure (“McClure”), Peter K. Moran (“Moran”) and J. W. Riccardi (“Riccardi”) (collectively, “Members”).

WITNESSETH:

In consideration of the covenants and mutual agreements hereinafter set forth, the Members agree as follows:

1. FORMATION OF LIMITED LIABILITY COMPANY. The Members form a limited liability company (hereinafter referred to as the “Company”) pursuant to the provisions of the West Virginia Limited Liability Company Act (“Act”).

2. GENERAL PROVISIONS.

a. Name. The name of the Company shall be Tucson Limited Liability Company and all business of the Company shall be conducted in that name.

b. Purpose. The general purpose of the Company is to engage in investment activities and all other activities permitted under the laws of the State of West Virginia.

c. Principal Office. The principal office and place of business of the Company shall be 1190 United Center, Charleston, West Virginia, or such other place as the Members or Managers may from time to time determine following notice to the Members.

d. Term. The period of duration of the limited liability company shall expire on December 31, 2030, or when the Company is dissolved and terminated in accordance with the provisions of Section 10 of this Agreement.

3. CAPITAL.

a. Capital Contribution of Members. In exchange for their interests in the Company, the Members shall contribute to the Company in cash or property the amounts set forth opposite their names on the attached Schedule of Members, Contributions and Interests.

b. No Right to Withdraw Capital. No interest shall accrue on any contribution to the capital of the Company, and no Member shall have the right to withdraw any capital contribution or to be repaid any contribution of capital except as otherwise specifically provided herein.

c. Capital Accounts. A separate capital account shall be maintained for each Member. There shall be credited to each Member’s capital account: 1) the amount of cash and the fair market value of any property contributed by the Member, 2) the Member’s share of the profits of the Company, 3) the amount of any increase to the basis of assets of the Company due to an election under § 754 of the Internal Revenue Code of 1986, as amended (“Code”); and there shall be charged against each member’s capital account: 1) the amount of all distributions to the Member, and 2) the Member’s share of losses of the Company.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with § 704(b) of the Internal Revenue Code, as amended (“Code”) and Regulations § 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager or the Members shall determine that it is prudent to modify the manner in which the capital accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Manager or the Members may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 10 hereof upon the dissolution of the Company. The Manager or Members also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations § 1.704-1(b).

4. MEMBERS’ INTERESTS. The interests of the Members in the Company shall initially be divided into 100 equal units (“Units”), each equal to a 1% interest in the Company. The Members and their respective interests in the Company following the contributions described in Section 3 hereof shall be as set forth on the attached Schedule of Members, Contributions and Interests. The Manager may issue certificates of interest to the holders of the Units in such form as it may consider appropriate.

5. PROFITS AND LOSSES. Taxable income, gain, loss, deduction or credit shall be allocated among the Members in accordance with their respective interests in the Company at the end of the Company year; provided, however, that if any Members have contributed property other than money to the Company, the allocations shall be governed by § 704(c) of the Code. If any Units have been transferred or assigned during any taxable year, the allocation of the interest represented thereby shall be prorated between the transferor and the transferee based upon the time the transferor and transferee held the Units during the year.

6. DISTRIBUTIONS. The net cash flow of the Company may be distributed among the Members in accordance with their interest in the Company. Such distributions shall occur within 30 days after the end of each calendar quarter or with such lesser or greater frequency as the Manager shall determine is consistent with the orderly administration of the business of the Company.

The “net cash flow” of the Company, shall be equal to the taxable income of the Company, increased by the amount allowable as depreciation on the Company’s assets, the amount of any amortization deduction and the amount of any other items deductible for federal income tax purposes in excess of actual cash payments with respect thereto, and decreased by the amount of any repayment of the principal portion of any debt of the Company, all cash expenditures not deductible for federal income tax purposes or the amount thereof in excess of the amount deductible for federal income tax purposes, and the amount of all other expenses and all reserves set aside by the Manager as he shall determine are necessary or desirable to provide for actual or contingent liabilities, working capital and investment requirements of the Company, and for any other purpose necessary or incidental to the proper management and function of the business of the Company.

7. MANAGEMENT.

a. Authority of Manager. Except as otherwise expressly provided herein, all decisions respecting any matter set forth in this Agreement or otherwise affecting or arising out of the conduct of the business of the Company shall be made by the Manager, subject to the approval of the Members holding a majority in interest of the Units. The Manager shall have the exclusive right and full authority to manage, conduct and operate the Company business. Specifically, but not by way of limitation, the Manager shall be authorized to: (i) employ such agents, brokers, salesmen, employees, managers, accountants, attorneys, consultants and other person necessary or appropriate to carry out the business and affairs of the company and to pay as an expense of the company such reasonable fees, expenses, salaries, wages and other compensation to such persons as the Manager shall determine; (ii) cause to be paid all amount due and payable by the Company to any person or entity; (iii) pay, expend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise upon such terms as the Manager may determine and upon such evidence as he may deem sufficient any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company; (iv) invest or reinvest proceeds received upon condemnation; (v) make any and all expenditures or investments of excess funds in obligations which the Manager, in his sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of his obligations and responsibilities under this Agreement; (vi) sell or lease Company property on such terms and conditions as the Manager shall determine to be in the best interest of the Company; (vii) incur such indebtedness on behalf of the Company as the Manager deems necessary to carry out the business and affairs of the Company; and (viii) purchase insurance insuring the Members and the Manager from personal liability for actions taken in good faith on behalf of the Company. With respect to all obligations, powers and responsibilities under this Agreement, the Manager is authorized to execute and deliver for and on behalf of the Company such deeds, leases, notes, contracts, agreements, assignments, bills of sale, security agreements, loan agreements, deeds of trust and other documents in such form and on such terms and conditions as he shall deem proper.

b. Fee of Manager. The Company shall reimburse the Manager for expenses incurred in the conduct of the Company business, and the Company may pay the Manager fees for his services as Manager.

c. Liability of Manager. The Manager shall not be liable, responsible or accountable in damages or otherwise to any Member for, and the Company and the Members shall indemnify and save harmless the Manager from, any loss or damage incurred by reason of any act or omission performed or omitted by the Manager in good faith on behalf of the Company and in a manner reasonably believed by him to be within the scope of the authority granted to him by this Agreement, provided that the Manager was not guilty of gross negligence, willful misconduct or breach of fiduciary duty with respect to such act or omission. Any act or omission performed or omitted by the Manager in good faith on advice of counsel to the Company shall be conclusively deemed to have been performed or omitted in good faith.

d. Limitations on Authority of Manager. Unless having first obtained the consent of the Members, the Manager shall not authorize the substitution of any new Manager or incur any indebtedness on behalf of the Company for which the Members would be personally liable. As used in this Agreement, the consent of the Members means consent of the holders of more than 50% of the units, which consent shall be obtained in writing within 60 days of written notice of the action requiring such consent given to all Members. The Members may take any action by meeting or by written action without meeting.

e. Vote of Members. As used in this Agreement, the consent of the Members means consent of the holders of a majority in interest of the Units, which consent shall be obtained in writing within 60 days of written notice of the action requiring such consent given to all Members, unless waived by a majority in interest of the Members. The Members may take any action by meeting or by written action without meeting.

f. Appointment of Manager. J. W. Riccardi is hereby appointed the Manager of the Company, to serve until his resignation or until his successor has been appointed and has undertaken his duties. The Manager of the Company shall undertake all management and operations of the Company and exercise all powers and duties provided in this Agreement.

8. BOOKS, RECORDS AND AUDITS.

a. Books and Records. The Manager shall keep, or cause to be kept, at the principal office of the Company, full and true books and records of account for the Company, which shall be open to reasonable inspection and examination by the Members or their duly authorized representatives.

b. Accounting Period. The accounting period of the Company shall be the calendar year ending December 31.

c. Audits. Upon written request or demand of the holders of 50% or more of the Units, the Manager shall cause an audit of the Company books to be made by the certified public accountant or accountants designated in such demand or request. The costs of any such audit shall be paid by the Company. Any Member may request and obtain an audit of the Company’s books upon written demand and at the sole expense of the requesting Member.

d. Federal Income Tax Information. As soon as possible after the close of each Company year, a report shall be furnished of the net profits or losses of the Company to each Member, together with a statement indicating the Member’s share in the profits or losses for such year. In addition, each Member shall be provided with such additional information as may be reasonably required in preparing its own state and federal income tax returns. J. W. Riccardi shall be the “tax matters partner.”

9. ASSIGNMENT OF INTERESTS IN COMPANY. The Units may not be assigned, except in accordance with the provisions of this section.

a. Units are Restricted Securities. The Units have not been registered under the Securities Act of 1933 as amended (“Securities Act”) under the securities laws of any state, and may not be offered, sold, pledged, hypothecated or otherwise transferred unless and until registered under the Securities Act or, in the opinion of counsel in form and substance satisfactory to the Company, such offer, sale pledge, hypothecation or transfer is in compliance therewith.

b. Right of First Refusal on Sale of Company Interests; Majority Member’s Consent Required.

(i) If any Member desires to sell any of his interest in the Company he shall first notify the Company and the remaining Members in writing of his intention to sell, stating the name and address of the proposed purchaser, the number of Units proposed to be sold, the consideration proposed to be received therefor, and the proposed terms of sale.

(ii) The Company shall have the exclusive right and privilege to purchase the Units proposed to be sold for a purchase price equal to the price offered by such purchaser at any time within 30 days of the later of (A) receipt of such written notice, or (B) appointment of a Manager to act on the Company’s behalf. If the Company does not purchase the Units so offered during the next succeeding 60-day period the Member desiring to sell Units may then sell such Units to the person and at the price and terms stated in the offer. If the Units are not so sold, they shall not be subsequently sold without first again offering them to the Company as hereinabove provided.

c. Death or Divorce. In the event of the death or divorce of any member, the Company or the remaining Members shall have the option but not the obligation to purchase his Units in the Company for the purchase price per Unit set forth on Exhibit A attached hereto, as updated from time to time.

d. Members’ Consent Required for Substitution of New Member. Subject to Sections 9(a), 9(b) and 9(c), any one or more Units held by a Member may be assigned by such Member at any time by written assignment in form and substance approved by the Manager, but only (i) upon execution and delivery by the assignee of a written acceptance and adoption of this Agreement, as the same may be amended, together with such other documents, if any, as the Manager may require; (ii) the payment to the Company by the Member selling its Units of all reasonable expenses incurred by the Company in connection with such assignment; and (iii) with the consent of all Members. Upon such execution and consent, when applicable, but not otherwise, the assignee shall, with respect to the Units assigned, be admitted to the Company and become a substituted Member therein.

e. Appointment and Substitution of New Manager. Subject to Section 10(b) herein, within 90 days of any event resulting in the withdrawal of the manager, the Members shall appoint a new Manager, and the person so elected shall become a substitute manager upon the execution and delivery of a written acceptance and adoption of this Agreement, as the same may have been amended, together with such other documents, if any, as counsel for the Company may require.

f. Resignation of the Manager. The Manager shall resign from the Company only after giving 30 days prior written notice to the Members.

10. DISSOLUTION AND TERMINATION.

a. Events of Dissolution. The Company shall be dissolved: (i) upon the sale or other disposition of all or substantially all of its property and assets; (ii) upon the filing by any Member of a voluntary petition in bankruptcy or upon an adjudication of any Member as bankrupt or insolvent, or upon the filing by any Member of any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or future applicable federal, state or other statute or law regarding bankruptcy, insolvency or other relief for debtors, or acquiescing in the appointment of any trustee, receiver, conservator or liquidator of such Member or of all or any substantial portion of his or its property or interest in the Company; (iii) upon the occurrence of any event resulting in there being less than two Members of the Company; (iv) upon the consent of the holders of a majority of the Units; or (v) in any event, on the date set forth in Section 2(d) hereof. In the event of the dissolution of the Company pursuant to the events of dissolution described in Section 10(a), the business and affairs of the Company shall not be discontinued and the Company shall remain in existence as a limited liability company under the laws of the State of West Virginia if the Members unanimously agree to continue the Company under this Agreement within 60 days of such event of dissolution.

b. Liquidation. The dissolution of the Company shall be effective on the date on which the event occurs giving rise to such dissolution, but the Company shall not be wound up until the Company’s articles of organization shall have been canceled and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company prior to the winding-up of the Company, the business of the Company and rights of the Members shall continue to be governed by this Agreement. Upon dissolution of the Company, the Manager, or (in the absence of a Manager) a liquidator appointed with the consent of the Members, shall liquidate the assets of the Company, apply and distribute the proceeds thereof as contemplated by this Agreement and cause the cancellation of the Company’s articles of organization.

c. Distributions in Liquidation. Upon the dissolution of the Company and incident to the winding-up of the Company’s business and affairs, the Manager (or liquidator, as applicable) shall pay or make provision for the payment of all liabilities and obligations of the Company, actual or contingent, and all expenses of liquidation. Any amounts deemed necessary by the Manager (or liquidator) to provide a reserve for any unforeseen liabilities and obligations may, in the Manager’s (or liquidator’s) discretion, be deposited in a bank or trust company upon such terms and for such period of time as the Manager (or liquidator) may determine. Following the payment of or provision for the liabilities of the Company as aforesaid, the remaining assets of the Company shall be distributed in the following order of priority: (i) to the payment of the Members of any amounts then distributable to them under Section 6 of this Agreement; and (ii)

any remaining assets then to be allocated to the Members proportionately in accordance with their capital accounts.

11. AMENDMENTS.

a. Amendments. Amendments to this Agreement may be proposed by a Member or Members holding a majority or more of the Units. Following such proposal, the Manager shall submit to the Members a written, verbatim statement of any proposed amendment, providing that counsel for the Company shall have approved of the same in writing as to form, and the Manager shall include in any such submission a recommendation as to the proposed amendment. The Manager shall seek the written vote of the Members on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the Manager may require a response within a reasonable specified time, but not less than 7 days, and failure to respond in such time period shall constitute a vote which is consistent with the Manager’s recommendation with respect to the proposal. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of the holders of at least 66 2/3% of the Units.

b. Limitations on Amendments. Notwithstanding Section 11(a) hereof.

(i) This Agreement shall not be amended without the consent of each Member adversely affected if such amendment would (A) modify the limited liability of a Member; or (B) alter the interest of a Member in profits, losses, or any company distributions; and

(ii) This Agreement may be amended by the Manager, without the consent of any of the Members; (A) to add to the representations, duties or obligations of the Manager or surrender any right or power granted to the Manager herein for the benefit of the Members; or (B) to cure any ambiguity, to correct or supplement any provision hereof which may be inconsistent with respect to matters or questions arising under this Agreement not inconsistent with the intent of this Agreement; provided that no amendment shall be adopted pursuant to this Section 11(b)(ii) unless the adoption thereof is for the benefit of or not adverse to the interests of the Members, and does not violate Section 11(b)(i) hereof.

12. MISCELLANEOUS.

a. Notices. Any and all notices, elections, consent or demands permitted or required to be made under this Agreement shall be made in writing signed by the Member giving such notice, election, consent or demand and shall be delivered personally or sent by registered or certified mail to the Company or other Members at the address or addresses set forth in the Company’s records or to such other address as may be supplied by written notice given in conformity with the terms of this paragraph.

b. Successors and Assigns. Subject to the restrictions on transfers set forth herein, this Agreement and each and every provision hereof shall be binding upon and shall inure to the benefit of the Members, their respective successors, successors in title, heirs and assigns, and each and every successor in interest to any Member, whether such successor acquires such an interest by way of gift, purchase, foreclosure or by any other method, shall hold such interest subject to all the terms and provisions of this Agreement.

c. Applicable Law. This Agreement and the rights of the parties hereunder shall be governed by the laws of the State of West Virginia, without regard to the choice of laws rules of that State’s laws.

d. Counterparts. This Agreement may be executed in any number of separate counterparts, all of which taken together shall be deemed one original instrument notwithstanding that all parties are not signatory to the same counterpart.

e. Headings. The headings used in this Agreement are used solely for convenience of reference and shall not constitute a part of this Agreement or affect its meaning, construction or effect.

f. Entire Agreement. This Agreement contains the entire agreement among the Members with respect to the subject matter hereof.

IN WITNESS WHEREOF, this Agreement has been executed by each of the Members as of the date first above written.

MEMBERS

/s/ WADE S. MCCLURE
Wade S. McClure

/s/ PETER K. MORAN
Peter K. Moran

/s/ J. W. RICCARDI
J. W. Riccardi

Prepared By:

J. W. Riccardi

RICCARDI & LUTZ

1190 United Center

500 Virginia Street, E.

Charleston, WV 25301

SCHEDULE OF MEMBERS, CONTRIBUTIONS AND INTERESTS

MEMBER	CONTRIBUTION	UNITS	%
Wade S. McClure	$5,000	33 1/3	33 1/3%
Peter K. Moran	$5,000	33 1/3	33 1/3%
J. W. Riccardi	$5,000	33 1/3	33 1/3%

	$15,000	100	100%

EXHIBIT A

This Exhibit A to the Operating Agreement of Tucson Limited Liability Company dated as of June 3, 1996 sets forth the agreement of the Members of the Company as to the per unit value of the membership units of the Company, as of the date hereof.

The Members intend that this Exhibit shall be updated at least annually as of the 31st day of December of each year, and further expressly agree that this most recent valuation shall be binding in the event the Exhibit is not so updated.

In the event the Members are unable to agree as to the value of such units, and such deadlock shall continue for a period of three months then it shall be grounds for the dissolution of the Company or for the redemption of the minority Member or Members who disagree with the Majority Member.

Value:	$150.00	per Unit

Date of Valuation:	June 3, 1996

Agreed To:

/s/ WADE S. MCCLURE
Wade S. McClure

/s/ PETER K. MORAN
Peter K. Moran

/s/ J. W. RICCARDI
J. W. Riccardi

EXHIBIT A

This Exhibit A to the Operating Agreement of Tucson Limited Liability Company dated as of June 3, 1996 sets forth the agreement of the Members of the Company as to the per unit value of the membership units of the Company, as of the date hereof.

The Members intend that this Exhibit shall be updated at least annually as of the 31st day of December of each year, and further expressly agree that this most recent valuation shall be binding in the event the Exhibit is not so updated.

In the event the Members are unable to agree as to the value of such units, and such deadlock shall continue for a period of three months then it shall be grounds for the dissolution of the Company or for the redemption of the minority Member or Members who disagree with the Majority Member.

Value:	Book Value per Unit

Date of Valuation:	June 12, 1996

Agreed To:

/s/ WADE S. MCCLURE
Wade S. McClure

/s/ PETER K. MORAN
Peter K. Moran

/s/ J. W. RICCARDI
J. W. Riccardi